Exhibit 99.1

June 22, 2020

The Board of Directors

Broadway Financial Corporation

5055 Wilshire Boulevard, Suite 500

Los Angeles, CA 90036

Gentlemen:

The Capital Corps LLC and its subsidiary Commerce Home Mortgage LLC (together “The Capital Corps”) are heartened to see the groundswell of support for our mission of financing African-American homeowners and small business owners underserved by traditional banks. It speaks to the importance of Broadway’s founding mission and the bank’s legacy of serving Los Angeles’ Black community.

The Wall Street Journal reported that socially responsible investors have shown an outpouring of support for Broadway in commemoration of Juneteenth through their acquisition of its public common stock over the past week. We believe that the current enthusiasm for socially responsible investing and its impact on Broadway’s stock underscores the urgency of shareholder demands for Broadway to be accountable to Los Angeles’ African-American communities. The Capital Corps fervently hopes that your board and management hear the market’s voice and recommit Broadway to serving the African-American and minority communities that its shareholders clearly seek to serve.

Broadway must abandon its exclusive focus on financing wealthy landlords that threaten the further gentrification of Los Angeles’ minority communities. Broadway must work to meet its obligations as the largest and oldest bank traditionally serving the needs of African-Americans in California including, most fundamentally, by providing loans to African-Americans.

The Capital Corps is one of America’s largest Community Development Financial Institutions (CDFIs). Our mission is to responsibly provide credit to African-American, Latino, and low-income borrowers pursuing their dreams. We continue to stand ready to provide Broadway at least $1 million in pro bono services and technical assistance to enable Broadway to re-launch residential, consumer, and small-business lending to Los Angeles’ African-American community. It is not too late to reverse Broadway’s misguided decision to cease providing consumer and small business loans to African-American borrowers who are desperately in need of financing.

Unfortunately, the actions of Broadway’s board and management continue to fall short of the expectations of its socially minded shareholders. Therefore, we reiterate our call for Broadway to meet its obligations to the communities it was founded to serve. For instance:

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Broadway appears to have made virtually (or actually) zero loans to African-American borrowers in recent years up to and including 2020. We believe that Broadway should pledge to ensure that at least one-third of its lending is to African-American borrowers by 2021.

https://www.thecapitalcorps.com

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Broadway is a Community Development Financial Institution that is certified by the Department of the Treasury to finance certain target borrowers. Unlike The Capital Corps, Broadway does not list African-American borrowers as one of the target markets it is certified to finance. We believe that Broadway should pledge to immediately add African-Americans to the list of borrowers it is certified by the United States Department of the Treasury to include in its list of target borrowers.

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Broadway has demonstrated it can attract significant investor capital by inducing socially responsible investors to acquire almost 200 million shares of the company’s stock in a single week. However, Broadway continues to be effectively controlled by a New York hedge fund, Gapstow Capital, that has no African-American ownership or leadership of which we are aware. We believe that Broadway should pledge to replace Gapstow with one or more CDFIs, socially responsible investors, or African-American investors who share the mission of Broadway’s other investors to make true the Wall Street Journal’s inapt description of Broadway as one of America’s “black-owned public companies”.

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Despite the numerous highly qualified minority-owned investment banking and law firms seeking to serve clients like Broadway, Broadway has elected to be served by firms with limited African-American ownership, leadership, or partners. We believe that Broadway should pledge to hire minority-owned law firms, investment banks, and professional service providers in the future.

It was also disappointing to us that neither Broadway nor its advisors were sufficiently in tune with its investors or current social dynamics to enable Broadway to benefit from the massive public display of support. A more prepared Board would have had a shelf registration in place. Investors have shown that they were willing to pay over $7 per share for millions of shares of Broadway’s stock. Had Broadway’s board been able to issue new shares at these prices, book value per share would have significantly increased, Broadway’s concentration issues would have been eliminated, and the bank would have been able to expand its lending and banking services to African-American consumers throughout Los Angeles. This failure represents yet another tragic lost opportunity for both Broadway and Los Angeles’ African-American community.

The Capital Corps has decided to exit its investment in Broadway because of its board’s refusal to date to put shareholder interests—and those of the communities Broadway was founded to serve—above those of insiders. The Board’s refusal to accept thoughtful advice which would enable the bank to begin to serve the African-American community and reap the benefits that it is so uniquely positioned to capture is both unfortunate and disappointing. We have decided to redeploy our capital and profits into investments that directly lend to African-American, minority and low-income communities that continue to be so severely underserved by today’s banks, including by Broadway.

In addition, we believe that the significant acquisitions of Broadway stock last week by parties acting, coordinating, and trading to further their common goals and agenda constitute a triggering event under the Shareholder Rights Plan implemented by the board in September 2019. We will be providing the Board additional correspondence relating to The Capital Corps’ rights under the Shareholder Rights Plan, including our rights related to the issuance of preferred shares in respect thereof, and look forward to discussing the same with Broadway.

We wish Broadway every success, principally because we believe that if it returns to its historic mission, it can do a great deal of good in the communities that we seek to serve. We will continue to fulfill our own mission providing residential and small business loans to minority and low-income consumers, and will stand ready to assist Broadway—as we have—should management, the board, or the shareholders decide to heed the call of the bank’s new investor base.

Sincerely,

THE CAPITAL CORPS, LLC